SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            BAYONNE BANCSHARES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   00033620R1
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                                 (CUSIP Number)

                                                   with a copy to:
              Jeffrey S. Halis                 Robert G. Minion, Esq.
              500 Park Avenue                  LOWENSTEIN SANDLER PC
                Fifth Floor                     65 Livingston Avenue
          New York, New York 10022           Roseland, New Jersey 07068
               (212) 486-4794                      (973) 597-2500

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 27, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Item 4.  Purpose of Transaction.

         The ownership of the shares of the Common Stock referred to in Item 5 is for investment purposes on behalf of Mr. Halis. Mr. Halis is considering undertaking a proxy solicitation or otherwise communicating with shareholders of the Company with respect to the Company's proposal for approval of the Bayonne Bancshares, Inc. 1998 Stock-Based Incentive Plan set forth in a proxy statement of the Company dated February 24, 1998, which is to be voted on at a special meeting of shareholders of the Company on March 27, 1998. In connection therewith, Mr. Halis sent a letter to the Company on February 27, 1998 requesting a list of the record holders and beneficial owners of shares of common stock of the Company. Mr. Halis also may seek to effect changes in the current management of the Company, and may solicit support for such changes from certain other shareholders of the Company. Other than as set forth above, Jeffrey Halis has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 7.1 Letter dated February 27, 1998 from Jeffrey S. Halis to Bayonne Bancshares, Inc., with Affidavit of Jeffrey S. Halis dated February 27, 1998 attached thereto.

                                    Signature

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                                          March 2, 1998


                                                          /s/ Jeffrey S. Halis
                                                          --------------------
                                                          Jeffrey S. Halis


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).